UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

ParkerVision, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

701354102
(CUSIP Number)

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Gem Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,714,863*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,714,863*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,714,863*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Flat Rock Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 67,999
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 67,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Gem Investment Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,782,862*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,782,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,862*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Daniel M. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,000
	8	SHARED VOTING POWER 6,782,862*
	9	SOLE DISPOSITIVE POWER 66,000
	10	SHARED DISPOSITIVE POWER 6,782,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,862*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of ParkerVision, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Gem Partners, LP, a Delaware limited partnership (“Gem Partners”);

(ii)	Flat Rock Partners LP, a Delaware limited partnership (“Flat Rock”);

(iii)	Gem Investment Advisors, LLC, a Delaware limited liability company (“Advisors”), who serves as the general partner of Gem Partners and Flat Rock; and

(iv)	Daniel M. Lewis, who serves as the managing member of Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 100 State Street, Suite 2B, Teaneck, New Jersey 07666.

(c)           The principal business of each of Gem Partners and Flat Rock is serving as an investment manager.  Advisors is the general partner of each of Gem Partners and Flat Rock.  The principal occupation of Mr. Lewis is serving as the managing member of Advisors.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Gem Partners, Flat Rock and Advisors are organized under the laws of the State of Delaware.  Mr. Lewis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Gem Partners and Flat Rock were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 6,674,863 Shares beneficially owned by Gem Partners is approximately $20,656,031, excluding brokerage commissions.  Gem Partners also owns currently exercisable warrants to purchase 40,000 Shares at an exercise price of $2.25 per share.  The aggregate purchase price of the 67,999 Shares beneficially owned by Flat Rock is approximately $836,694, excluding brokerage commissions.

The Shares held in Mr. Lewis’ IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 66,000 Shares held in Mr. Lewis’ IRA Account is approximately $626,558.

CUSIP NO. 701354102

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 25, 2013, Gem Investment Advisors, LLC and its affiliates (“Gem Investment”) delivered an open letter to the shareholders of the Issuer in connection with the Issuer’s upcoming 2013 annual meeting of shareholders on July 10, 2013 (the “Annual Meeting”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the letter, Gem Investment urged shareholders to vote against the following three shareholder-unfriendly proposals recommended by management in the Issuer’s proxy statement for the Annual Meeting:

(1)
an amendment to the Issuer’s articles of incorporation (the “Charter”) to divide the Issuer’s  board of directors (the “Board”) into three classes with staggered terms of office (the “Classified Board Amendment”);

(2)	an amendment to the Charter to provide that directors may only be removed for cause (the “Removal Amendment”, and collectively with the Classified Board Amendment, the “Entrenchment Proposals”); and

(3)	the Issuer’s Performance Bonus Plan (the “Bonus Plan”, and referred to as the Bonus Plan Proposal”).

In the letter, Gem Investment stated its belief that these proposals were designed to insulate management and severely limit board accountability and shareholder rights.  Gem Investment further expressed its serious concern that the Board is asking shareholders to approve a Bonus Plan that is uncapped, puts directors in a position in which their interests and duties will be in conflict, lacks a specific proposed bonus formula for shareholders to evaluate, and proposes many criteria which are not aligned with shareholders’ best interests.

Gem Investment noted in the letter that despite its current discontent stemming from these shareholder-unfriendly proposals, it believes there is significant value in the Issuer that is not currently reflected in the share price and commended the management team for having invented what appears to be seminal intellectual property, for discovering the alleged patent infringement against QUALCOMM Incorporated (the “Qualcomm Lawsuit”) and for working diligently to unlock the Issuer’s inherent value.

CUSIP NO. 701354102

Gem Investment disclosed that it recently met with Chairman and CEO Jeffrey Parker to discuss its serious concerns and to learn firsthand the basis for adopting such highly unusual, draconian anti-shareholder actions.  Gem Investment’s intention was to work constructively with Mr. Parker to explore alternatives or modifications to the proposals that would be more palatable to shareholders.  Gem Investment disclosed in the letter, however, that Mr. Parker was unconvincing in his attempt to explain that the Issuer requires further protections to thwart unwanted takeovers, despite already having the protections afforded by a “poison pill” and other defensive provisions under Florida law.  Gem Investment noted that Mr. Parker’s argument is further weakened by the fact that the Issuer has acknowledged it is not aware of any existing threat of an unsolicited proposal or hostile takeover.  Gem Investment was severely disappointed by Mr. Parker’s unwillingness to constructively discuss a resolution involving modification of the proposals.

Gem Investment provided a more detailed description of each of the shareholder-unfriendly proposals in the letter and the reasons such proposals are not in shareholders’ best interests.  Specifically, with respect to the Classified Board Amendment, Gem Investment stated that classified boards do not serve the best interests of shareholders and that the Board has seemingly lost its way by proposing to classify the Board at a time when an ever-growing number of companies are introducing annual director elections and moving towards improved corporate governance structures.  Gem Investment further stated that the Classified Board Amendment is even more troubling and its entrenchment effects even more apparent when analyzed together with the Removal Amendment, which Gem Investment believes further restricts shareholders’ ability to ensure effective oversight of the Issuer.

In light of the foregoing, Gem Investment urged shareholders to protect their interests by voting against the Entrenchment Proposals.  Gem Investment highlighted that the two leading proxy advisory firms, Glass Lewis and ISS, have likewise recommended that shareholders vote against both of the proposals, noting that such proposals serve only to entrench management and disenfranchise shareholders.

Gem Investment also urged shareholders to vote against the Bonus Plan Proposal, stating its belief that the current proposal does not set out a specific formula for awarding bonuses under an incentive plan and that shareholders deserve to see a specific bonus plan with specific milestones before incentive compensation is awarded.   Gem Investment noted that many of the proposed criteria upon which awards would be handed out under the Bonus Plan are not aligned with shareholders’ interests.  Gem Investment reminded shareholders of the 5,000,000 option grant in 2011 that resulted in severe dilutive harm to shareholders of the Issuer and suggested that if insiders of the Issuer find themselves owning less of the Issuer than they once did, they have themselves largely to blame.  Gem Investment expressed its confidence that an alternative bonus plan could be configured that provides incentives for management while at the same time maximizes value for shareholders.

Gem Investment concluded the letter by reminding shareholders that the Issuer is attempting to enact troubling proposals that effectively serve to disenfranchise shareholders and insulate management and the Board in complete contradiction to what is considered proper corporate governance. Gem Investment further stated that as undemocratic as each of these proposals are on their own, taken together they provide the latitude for the Board to enrich management at the expense of shareholders with impunity and without concern for being removed by shareholders at the Issuer’s annual meeting in years to come.  Gem Investment urged shareholders to vote for accountability and to protect shareholder interests by voting against the Classified Board Amendment, Removal Amendment and Bonus Plan Proposal accordingly.  Finally, Gem Investment stated its belief that the Issuer is at the cusp of what appears to be exciting times, particularly in light of the Qualcomm Lawsuit, and therefore it is more important than ever for shareholders to protect their collective interests.

CUSIP NO. 701354102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 88,526,269 Shares outstanding as of May 21, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on May 30, 2013.

As of the close of business on June 24, 2013, Gem Partners beneficially owned 6,714,863 Shares, including 40,000 Shares underlying currently exercisable warrants, constituting approximately 7.6% of the Shares outstanding.  As of the close of business on June 24, 2013, Flat Rock beneficially owned 67,999 Shares, constituting less than 1% of the Shares outstanding.  Advisors, as the general partner of each of Gem Partners and Flat Rock, may be deemed to beneficially own the 6,782,862 Shares owned by Gem Partners and Flat Rock, constituting approximately 7.7% of the Shares outstanding.

As of the close of business on June 24, 2013, 66,000 Shares were held in Mr. Lewis’ IRA Account.  Mr. Lewis, as the managing member of Advisors, may be deemed to beneficially own an aggregate of 6,848,862 Shares, consisting of 6,782,862 Shares beneficially owned by Gem Partners and Flat Rock and 66,000 Shares held in his IRA Account, constituting approximately 7.7% of the Shares outstanding.

An aggregate of 6,848,862 Shares, including 40,000 Shares underlying currently exercisable warrants, constituting approximately 7.7% of the Shares outstanding, are reported in this Schedule 13D.

 (b)         By virtue of their respective positions with Gem Partners, each of Advisors and Mr. Lewis has shared power to vote and dispose of the Shares beneficially owned by Gem Partners reported in this Schedule 13D.

By virtue of their respective positions with Flat Rock, each of Advisors and Mr. Lewis has shared power to vote and dispose of the Shares beneficially owned by Flat Rock reported in this Schedule 13D.

Mr. Lewis has the sole power to vote and dispose of the Shares owned by him reported in this Schedule 13D.

CUSIP NO. 701354102

 (c)          The Reporting Persons have not entered into any transactions in securities of the Issuer during the past sixty days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 25, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Shareholders, dated June 25, 2013.

99.2	Joint Filing Agreement by and among Gem Partners, LP, Flat Rock Partners LP, Gem Investment Advisors, LLC, and Daniel M. Lewis, dated June 25, 2013.

CUSIP NO. 701354102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2013

Gem Partners, LP

By:	Gem Investment Advisors, LLC General Partner

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

Flat Rock Partners LP

By:	Gem Investment Advisors, LLC
General Partner

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

Gem Investment Advisors, LLC

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

/s/ Daniel M. Lewis
Daniel M. Lewis